September 5, 2025

E. Will Gray II
Chief Executive Officer
New Era Energy & Digital, Inc.
4501 Santa Rosa Drive
Midland, TX 79707

        Re: New Era Energy & Digital, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed August 18, 2025
            File No. 001-42433
Dear E. Will Gray II:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement filed August 18, 2025
Proposal One - Approval of an Amendment to Increase the Authorized Capital Stock, page 5

1. We note your disclosure regarding the Fourth Amended and Restated Equity Purchase
       Facility Agreement (the    Amended EPFA   ) pursuant to which you have
the right to
       sell to an investor up to $1.0 billion in common stock. Please revise to identify such investor.
2. We note your disclosure that the increase in the newly authorized Common Stock (i)
       would permit you to sell an increased number of shares of Common Stock to the investor pursuant to the Amended EPFA, (ii) provides sufficient shares of Common
       Stock for issuance upon the conversion of the Convertible Notes and
(iii) provides
       sufficient shares of Common Stock for issuance upon exercise of the Warrants. Please revise to disclose the number of shares that may be issued under the Amended EPFA, upon conversion of the Convertible Notes and upon exercise of the Warrants. Please also disclose any related assumptions. Please ensure that such disclosure includes the maximum number of shares issuable. In that regard, we note your disclosure in your quarterly report on Form 10-Q for the quarterly period ended June 30, 2025 regarding
 September 5, 2025
Page 2

       floor price reset provisions. Also revise your disclosure in the section "Proposal Two -
       Approval of the Issuance of Additional Shares Issuable Pursuant to the
EPFA    to
       provide such information regarding the shares issuable under the Amended EPFA.
3. Please revise to discuss the dilutive impact of potential issuances under the Amended
       EPFA, upon conversion of the Convertible Notes and upon exercise of the Warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Levenberg at 202-551-3707 or Laura Nicholson at 202-551-
3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Alexandria E. Kane, Esq.